ROBERT BRANTL, ESQ.
322 4th Street
Brooklyn, NY 11215
718-768-6045
718-965-4042 (fax)

July 17, 2006
VIA EDGAR
Thomas Flinn
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:	Earthworks Entertainment, Inc.
Item 4.02, Form 8-K
Filed July 10, 2006
File No. 1-15599

Dear Mr. Flinn:

I am writing in response to your letter to Peter Keefe dated July 12, 2006. The Staff’s comments that were set forth in your letter are repeated below in bold italics.

Form 8-K filed July 10, 2006

1.
Please amend your Form 8-K to include a statement of whether the audit committee, or the board of directors in the absence of an audit committee, or authorized officer or officers, discussed with your independent accountant the matters disclosed in the filing pursuant to this Item 4.02(b).

1.   As requested, we are today filing an amendment to the Form 8-K that discloses that the matter was discussed with the independent accountants by Earthworks’ Chief Executive Officer, who was authorized by the Board of Directors to carry on direct communications on matters of accounting policy with the independent accountants.

2.
We note that you intend to file restated financial statements. However you have not indicated how or when you intend to do so. Please tell us how and when you intend to file restated financial statements. We may have further comment after you file the restated financial statements.

2.   Earthworks expects to file on EDGAR an amendment to its 2005 Form 10-KSB on or before July 24, 2006.

3.
Please tell us if your certifying officers have reconsidered the effect on the adequacy of your disclosure controls and procedures as of the end of the period covered by your Form 10-KSB for the fiscal year ended September 30, 2005 and your Form 10-QSB for the fiscal quarter ended March 31, 2006 in light of the material error you have disclosed.

3.   The error disclosed in the recent 8-K resulted from a mistaken application of generally accepted accounting principles. The Board has not reconsidered the adequacy of Earthworks disclosure controls, since the error did not in any way suggest a flaw in Earthworks’ disclosure controls.

4.	Please include as an exhibit a letter from your accountants addressing the revised disclosures.

4.   As requested, an amended Exhibit 7 has been filed with the amendment to Form 8-K.

Sincerely,

/s/ Robert Brantl

Robert Brantl

ACKNOWLEDGEMENT

The undersigned, as President of Earthworks Entertainment, Inc., hereby acknowledges that:

-	Earthworks Entertainment is responsible for the adequacy and accuracy of the disclosure in the filings;

-	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

-	Earthworks Entertainment may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours.

/s/ Peter Keefe

Peter Keefe, President